Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

9 August 2011
ASX Announcement

Mission NewEnergy Reports Unaudited Fourth Quarter Financial Year and Full-Financial Year 2011 Results

-	Company begins trading on Nasdaq; strengthens financial position
-	Increased sales in Europe results in revenue up $9.0 million for the quarter to $11.1 million

Western Australia and San Antonio, Texas (August 9, 2011) - Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), a global leader in providing energy from renewable sources and one of the world’s largest Jatropha plantation companies, today announced unaudited financial results for the fourth quarter and full-year ended June 30, 2011.

“Mission’s Jatropha operations continue to develop towards providing a captive supply of low cost material for biofuels production.  Once the trees reach maturity, Mission will have an integrated business that produces biofuels that are forecast to be cost competitive with petroleum products at US$52 per barrel. While the trees are maturing, our integrated business model with established biodiesel refining capacity, has the ability to generate revenue and create value for the company,” said Nathan Mahalingam CEO, Mission NewEnergy Limited.  “During the past year, we have enjoyed biodiesel refining opportunities sales in Europe and are excited to have recently begun selling into the Malaysian biodiesel mandate, which we expect to be a major market for Mission going forward. We continue to see unprecedented demand for Jatropha oil in the aviation, transport fuel and power oil markets globally.”

All numbers presented are unaudited and presented in Australian dollars, unless stated otherwise.

Unaudited Results for Fourth Quarter 2011 - the three months ending June 30, 2011

-	Revenue:	$11.1 million	é	(increased 440% vs. last year)
-	Net Loss:	$2.9 million	é	(decreased 96% vs. last year)
-	Cash Loss:	$3.2 million	ê	(increased 44% vs. last year)

Unaudited Results for Financial Year 2011 - the twelve months ending June 30, 2011

-	Revenue:	$16.9 million	é	(increased 3% vs. last year)
-	Net Loss:	$20.5 million	é	(decreased 79% vs. last year)
-	Cash Loss:	$12.5 million	ê	(down 16% vs. last year)

Effective Cash Position -  $20.5 million.
Including Cash as at June 30, 2011 of A$15.8 million and Refining Trade Receivables of $4.7 million which was received in July 2011.

Financial Results
Revenue for the full fiscal year 2011 was $16.9 million, compared to $16.5 million for the same period in 2010. This included $1.7 million of non-cash income related to the restructuring of Mission’s series one convertible notes. Revenue for the fourth quarter ended June 30, 2011 was $11.1 million, compared to $2.0 million for the same period in 2010. The increase was primarily due to capacity utilization relating to strong sales into the European market.

Gross Profit for the full fiscal year 2011 was $3.0 million, compared to $1.4 million for the same period in 2010. Gross Profit for the fourth quarter of the year ended June 30, 2011 was $1.9 million compared to a Gross Profit of $0.7 million for the same period in 2010.

Operating Expenditure for the full financial year 2011 was $10.0 million compared to $7.7 million for the full financial year 2010. Operating Expenditure for the fourth quarter ended June 30, 2011 was $2.6 million, compared to $0.6 million for the same period in 2010.  The increase in Operational Expenditure primarily is as a result of a $1.8 million net foreign exchange expense for the full 2011 year.  Excluding impacts of foreign exchange, Operating Expenditure for the full financial year 2011 was $8.3 million compared to $8.2 million for the full financial year 2010 and for the fourth quarter ended June 30, 2011 was $2.4 million, compared to $2.2 million for the same period in 2010.

Net Loss for the full fiscal year 2011 was $20.5 million compared to $97.8 million for the same period in 2010. The decrease in Net Loss is primarily a result of the previous year’s non-cash impairment charges.  Net Loss for the fourth quarter ended June 30, 2011 was $2.9 million compared to a Net Loss of $79.8 million for the same period in 2010.

Net Cash Loss for the full financial year 2011 was $12.5 million compared to $10.8 million for the full financial year 2010.  Net cash loss for the fourth quarter ended June 30, 2011 was $3.2 million, compared to $2.2 million for the same period in 2010.

The Effective cash position is $20.5 million at 30 June 2011.  This is made up of cash of $15.8 million as at June 30, 2011 and Refining Trade Receivables of $4.7 million, which was received in July 2011.

“Sales into Europe for the quarter resulted in a sharp revenue uptick relative to last year. We continued to be able to attract customers for our biodiesel business, so despite negative commodity spreads for much of the year, our refining operation provided a marginal positive contribution to the group, bringing us closer to our own captive supply of low cost feedstock.” Mahalingam added.

Business Highlights for the Financial Year ending June 30, 2011
-	Completed an initial public offering in the U.S., and began trading on the NASDAQ Global Market, raising gross proceeds of US$25 million.
-	Made first sales of Jatropha oil.
-	Sold all Jatropha oil at a premium to the prevailing oil prices at the time of sale.
-	Increased planted Jatropha acreage by 30% to a total of 194,000 acres,
-	Increased forecast Jatropha oil supplies to 22 million barrels over the 30 year life of the acreage.
-
Signed Memorandum of Understanding with JOil, a R&D organization backed by Temasek, a world leader in the development of high yielding Jatropha varieties, to pursue the growing of Jatropha plants and trees from elite Jatropha seedlings.

-	Achieved full green house gas reduction certification under the International Sustainability and Carbon Certification System ISCC program for refining operation.
-	Partnered with Felda to create South East Asia’s first ISCC certified complete supply chain for palm based biodiesel.

Conference Call Information

The company will discuss these results in a conference call scheduled at 5:00 p.m. EDT US time 9 August 2011, and 5:00 a.m. Australian Western standard time 10 August 2011.  The conference call can be accessed by dialing 888-338-8373 (U.S.), +1 973-872-3000 (international), or 1800-637-926 (Australia), and reference the conference ID 89821754.  An audio replay of the conference call will be available approximately two hours after the conclusion of the call on the Investor Relations section of the Company's website at www.missionnewenergy.com, and will remain available for approximately 60 calendar days.

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements are identified by the use of words such as "anticipates," "believes," "estimates," "expects," "goal," "intends," "plans," "potential," "predicts," "will," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such statements are based on management's current expectations and are subject to various factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such forward-looking statements. Mission may experience significant fluctuations in future operating results due to a number of economic conditions, including, but not limited to, competition in the biodiesel and other industries in which the Company competes, commodity market risks, financial market risks, counter-party risks, risks associated with changes to federal policy or regulation, expected palm oil prices and operating expenses, risks, risks associated with the Company's commercialize of Jatropha production and commercialize Jatropha-related products and technology as well as market acceptance of such products, the growth potential of the Jatropha industry, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.  Mission assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The cautionary statements in this report expressly qualify all of our forward-looking statements. In addition, the Company is not obligated, and does not intend, to update any of its forward-looking statements at any time unless an update is required by applicable securities laws.

Consolidated Financial Results

Profit & Loss
Figures in A$. (Unaudited)

	Three Months Ending June 30,		Twelve Months Ending June 30,
	2011	2010	2011	2010
Revenue
Product Sales	9,213,492	193,984	14,080,338	14,394,696
Jatropha Biological Revenue	11,604	1,655,954	789,641	1,655,954
Other	1,849,237	199,914	2,079,214	408,985
Total Revenue	11,074,333	2,049,852	16,949,193	16,459,635

Cost of Sales	(9,206,749)	(1,396,893)	(13,987,399)	(15,021,326)

Gross Profit	1,867,584	652,959	2,961,794	1,438,309

Cash Gross Profit	121,449	(1,002,995)	437,623	(217,645)

Expenses
Operating Expenditure	(2,609,633)	(586,832)	(10,027,785)	(7,671,038)
Non Cash Expenditure	(693,154)	(78,092,760)	(7,597,585)	(84,267,073)
Total Expense	(3,302,787)	(78,679,592)	(17,625,370)	(91,938,111)

EBITDA	(1,435,203)	(78,026,633)	(14,663,576)	(90,499,802)
Depreciation & Amortisation	(207,882)	(541,152)	(561,830)	(2,118,297)
Finance Charge - amortization and discounting	(565,820)	(588,611)	(2,382,000)	(2,293,077)
Finance Charge - coupon payment	(709,465)	(707,588)	(2,906,194)	(2,859,174)
Income Tax	5,349	75,519	820	(29,000)
Net Profit / (Loss)	(2,913,021)	(79,788,465)	(20,512,780)	(97,799,350)

Net Cash Profit / (Loss)	(3,192,299)	(2,221,896)	(12,495,536)	(10,776,858)

Earnings per share
Weighted-average share used	6,199,265	4,711,249	6,199,265	4,711,249
Basic	(0.47)	(16.94)	(3.31)	(20.76)
Diluted	(0.47)	(16.94)	(3.31)	(20.76)

Capital Structure

The table below reflects the number of equity instruments at each reporting period end.

	Twelve Months Ending June 30
	2011	2010
Issued ordinary shares	8,512,259	5,500,151
Convertible notes	935,579	935,579
Employee and third party share options	7,315	77,315
Employee performance shares	133,077	155,733
Share issue options (warrants)	2,995,009	2,994,952
TOTAL	12,583,239	9,663,730

Quarterly Review:

“The Gross Profit increase was offset by an increase in Operating Expenditure, resulting in an increase of $1.0 million in Net Cash Loss from $2.2 million to $3.2 million for the quater,” said Guy Burnett, CFO of Mission NewEnergy.

Quarterly Net Loss improved $76.9 million from $79.8 million loss in 2010, to a net loss of $2.9 million for the 2011 quarter.  This improvement is primarily as a result of the $73 million in non-cash property, plant and equipment impairment adjustments in 2010.

Quarterly Revenue increased $9.0 million from $2.0 million in 2010, to $11.1 million.  This increase was primarily from increased capacity utilization relating to increased sales into the European market.  Revenue of $11.1 million for the quarter was made up of refining operations product sales of $9.0 million (biodiesel and glycerine). A further $0.01 million from the production of Jatropha saplings in preparation of sale to Mission’s contract farmers (Jatropha Biological Revenue) and Jatropha oil sales.  The remaining $2.0 million in revenue primarily stemming from a non-cash recognition of a profit from the restructure of Mission’s series one convertible notes.

Quarterly Gross Profit increased $1.2 million from a profit of $0.7 million in 2010, to $1.9 million. Adjusting for non-cash revenue (including Jatropha Biological revenue and profit from the re-structure of Mission series one convertible notes) results in a Cash Gross Profit of $0.1 million for the quarter, up $1.1 million from last year.

Quarterly Operating Expenditure for the quarter increased $2.0 million from $0.6 million in 2010, to $2.6 million. This included the effects of foreign exchange impacts. After adjusting for effects of foreign exchange, Operating Expenditure increased $0.2 million from $2.2 million in 2010, to $2.4 million.

Quarterly Net Loss of $2.9 million, once adjusted for non-cash items (including non-cash revenue and non-cash expenditures) results in a quarterly Net Cash Loss increase of $1.0 million from $2.2 million in 2010, to $3.2 million.  Non-cash revenue includes Jatropha Biological Revenue and revenue recognition of the restructure of Mission’s series one convertible notes, totalling $1.7 million.  Non-cash expenditures include employee share scheme expenses, impairments, provision, depreciation and amortization totalling $1.5 million in the quarter ending June 2010 and $79.2 million for the quarter ending June 2010.

Yearly Review:

“Revenue was in line with last year, gross profit was improved, cash expenditure was broadly equal and foreign exchange losses increased, resulting in an increase of Net Cash Loss for the year of $1.7 million to $12.5 million,” said Guy Burnett CFO of Mission NewEnergy.

The Net Loss for the year decreased by $77.3 million from $97.8 million loss in 2010, to a Net Loss of $20.5 million.  This improvement is primarily as a result of $73 million in non-cash property, plant and equipment impairment adjustments in 2010.

Yearly Revenue increased $0.4 million from $16.5 million in 2010, to $16.9 million. Revenue for the year was made up of refining operations product sales of $13.5 million (biodiesel and glycerine), $0.9 million from production of Jatropha saplings in preparation for sale to Mission’s contract farmers (Jatropha Biological Revenue) and Jatropha oil, and Other Income of $2.6 million.  Other Income included $1.7 non-cash recognition of a profit from the restructure of Mission’s series one convertible notes.

Yearly Gross Profit increased by $1.6 million from $1.4 million in 2010, to $3.0 million. After adjusting for non-cash revenue (including Jatropha Biological Revenue and profit from the re-structure of Mission series one convertible notes) results in a Cash Gross Profit of $0.4 million for the year, up $0.7 million from a Cash Gross loss of $0.2 million last year.

Yearly Operating Expenditure increased $2.4 million from $7.7 million in 2010, to $10.0 million. This included the effects of foreign exchange impacts. After adjusting for the effects of foreign exchange, results in an Operating Expenditure decrease of $19,849 from $8.24 million in 2010, to $8.26 million.

Yearly Net Loss of $20.5 million once adjusted for non-cash items (including non-cash revenue and non-cash expenditures) results in a Net Cash Loss increase of $1.7 million from $10.8 million in 2010, to $12.5 million. Non-cash revenue includes Jatropha Biological Revenue and non-cash recognition of a profit from the restructure of Mission’s series one convertible notes, totalling $2.5 million.  Non-cash expenditures for 2011 include employee share scheme expenses, impairments, provision, depreciation and amortization totalling $10.5 million.

Balance Sheet
Figures in A$. (Unaudited)

	Twelve Months Ending June 30,
	2011	2010
Assets
Cash & cash equivalents	15,760,997	17,154,558
Accounts receivable	6,583,055	4,167,845
Inventory	6,329,400	3,147,773
Other	562,528	535,819
Total Current Assets	29,235,980	25,005,995

Property, plant and equipment	6,659,448	7,547,267
Intangible assets	1,157,476	1,013,000
Other	702,308	182,127
Total Non-current assets	8,519,232	8,742,394
Total Assets	37,755,212	33,748,389

Liabilities
Trade and other payables	(6,779,232)	(3,355,658)
Financial Liabilities	(14,907,189)	(623,752)
Other	(340,081)	(320,097)
Total Current Liabilities	(22,026,502)	(4,299,507)

Trade and other payables - non current	-	(108,800)
Financial liabilities	(44,286,239)	(59,028,603)
Total non-current liabilities	(44,286,239)	(59,137,403)
Total Liabilities	(66,312,741)	(63,436,910)

Net Assets	(28,557,529)	(29,688,521)

Total Equity	28,557,529	29,688,521

Balance Sheet Review:

At period end, effective cash was $20.5 million, being $15.8 million in cash plus $4.7 million in Refining Trade Receivables, which were received in early July 2011. The majority of production costs relating to the cash revenue received in July 2011 were outlaid prior to period end.  Other current assets and liabilities included $6.3 million in inventory and $6.8 million in trade & other payables.

Current financial liabilities increased $14.3 million as a result of the series one convertible note debt in May 2012 now being disclosed as a current liability.  Non-current financial liabilities reduced $14.7 million to $44.3 million, primarily as a result of the series one notes becoming due in the current period. The non-current convertible note liabilities are series two convertible notes, which mature in May 2014.

Statement of Cash-flows
Figures in A$. (Unaudited)

	Twelve Months Ending June 30,
	2011	2010
Cash flow from Operating Activities	(15,144,420)	(6,901,930)
Cash flow from investing activities	(4,045,210)	(6,404,670)
Cash flow from financing activities	19,646,815	14,937,010
Net increase / (Decrease in cash held)	457,185	1,630,410

Cash-flow Statement Review:

The cash outflow from operating activities in the table above takes into account the affects of changes in working capital. The increase in cash outflow from operations of $8.2 million from $6.9 million to $15.1 million is as a result of the timing of the cash flows from purchase of raw materials and the resultant inflow of cash from sales.

Cash flow from investing activates for 2011 primarily include capital expenditure of:
-	$3.0 million for Mission’s 250k tpa biodiesel refinery,

-	$0.5 million for distillation column to service both refineries,
-	$0.3 million for Mission Agro Technologies (Mission proprietary contract farming agronomy software system)

Cash flow from financing activities principally relates to the capital raise of US$25 million via the NASDAQ listing in April 2011.  After fees and expense of the offer (approximately US$3.1 million) and foreign exchange translation into Australian Dollars, net proceeds from the offer were $20.2 million.  The remaining $0.6 million in financing activities related to loan payments for Mission owned and financed office property and windmills.

Operating Segmental Information

Mission operating segments are segregated into three categories:
1.	Refining Operations (Malaysia): including the production and sale of biodiesel and by-products of the biodiesel production process.
2.
Jatropha Operations (India): including the production of Jatropha saplings in Mission nurseries.  The training, monitoring and provision of extension services to Mission’s Jatropha contract farmers. The logistics and supply chain management of Jatropha seed collection.  The extraction of crude Jatropha oil and Jatropha seed cake from Jatropha seeds.

3.
Corporate Operation (Australia, Europe & USA):  including corporate employees, professional fees, overhead costs and costs not associated with a specific segment (including windmill and foreign exchange).

The following are the revenue, gross profit, operating expenditure and gross operating income of each segment:

	Three Months Ending June 30,		Twelve Months Ending June 30,
	2011	2010	2011	2010

Revenue
Refining Operation	9,034,765	81,110	13,468,400	13,866,822
Jatropha Operation	57,335	1,777,923	878,851	1,777,938
Corporate	1,982,233	190,819	2,601,942	814,875
	11,074,333	2,049,852	16,949,193	16,459,635
Gross Profit
Refining Operation	90,186	(223,208)	218,208	306,380
Jatropha Operation	(204,835)	685,349	141,644	317,054
Corporate	1,982,233	190,818	2,601,942	814,875
	1,867,584	652,959	2,961,794	1,438,309
Operating Expenditure - Cash Costs
Refining Operation	674,569	557,884	2,405,411	2,664,872
Jatropha Operation	557,716	789,236	2,382,871	3,120,600
Corporate	1,377,348	(760,288)	5,239,503	1,885,566
	2,609,633	586,832	10,027,785	7,671,038

Non-IFRS Financial Measures

Mission is deemed to be a Foreign Private Issuer by the USA Securities and Exchange Commission (SEC). Accordingly, Mission’s audited financial statements are prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board. No reconciliation between IFRS and US-GAAP is required.

This press release includes the financial measures defined as “non-IFRS financial measures” and we present these numbers such as Cash Gross Profit, Operating Expenditure and Net Cash Profit / Loss, together (‘non-IFRS Financial Measures”) because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.  In addition, we use non-IFRS Financial Measures when determining the effectiveness of our business strategies and senior management.  Non IFRS information is not prepared under a comprehensive set of accounting rules and therefore, should only be read in conjunction with financial information reported under IFRS when understanding mission operating performance.

A reconciliation of IFRS net loss to Net Cash Profit / Loss is included in the table below:

Reconciliation of IFRS numbers to Management numbers

	Three Months Ending June 30,		Twelve Months Ending June 30,
	2011	2010	2011	2010
Gross profit	1,867,584	652,959	2,961,794	1,438,309
Less: Non cash revenue - Jatropha Biological revenue	(11,604)	(1,655,954)	(789,641)	(1,655,954)
Less: Non cash revenue - profit on restructure of convertible note	(1,734,531)	-	(1,734,531)	-
Cash Gross Profit / (loss)	121,449	(1,002,995)	437,623	(217,645)
Less: Operating Expenditure ~ Cash cost	(2,609,633)	(586,832)	(10,027,785)	(7,671,038)
Less: Finance costs ~ Cash	(709,465)	(707,588)	(2,906,194)	(2,859,174)
Less: Income tax (expense)/benefit	5,349	75,519	820	(29,000)
Net cash (loss)	(3,192,299)	(2,221,896)	(12,495,536)	(10,776,858)

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc. SMA Global Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com
Company Contact: James Garton Head Corporate Finance, M&A Phone: + 1 (210) 841-5741 james@missionnewenergy.com